Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "SIROCCO ENERGY,

INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF MAY,

A.D. 2021, AT 5:23 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5945359 8100
SR# 20212088004

Authentication: 203294661
Date: 05-26-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:23 PM 05/25/2021
FILED 05:23 PM 05/25/2021
SR 20212088004 - File Number 5945359

CERTIFICATE OF INCORPORATION

OF

SIROCCO ENERGY, INC

FIRST: The name of the Corporation is **Sirocco Energy, Inc.** (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1313 N. Market Street, Suite 5100, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is PHS Corporate Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same may be amended from time to time (the "**DGCL**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 12,000,000 shares, consisting of (i) 10,000,000 shares of Common Stock, par value $0.0001 per share ("**Common Stock**") and (ii) 2,000,000 shares of Preferred Stock, par value $0.0001 per share, which shall initially be undesignated as to series or class ("**Preferred Stock**").

FIFTH: The name and mailing address of the incorporator is as follows:

PHS Corporate Services, Inc.
1313 N. Market Street, Suite 5100
Wilmington, Delaware 19801

SIXTH: The original bylaws of the Corporation shall be adopted by the incorporator. Thereafter, the directors of the Corporation shall have the power to adopt, amend or repeal the bylaws of the Corporation.

SEVENTH: The election of the directors of the Corporation need not be by written ballot unless the bylaws of the Corporation shall so provide. Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors of the Corporation or in the bylaws of the Corporation.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the filing of the Certificate of Incorporation of which this article is a part to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this ARTICLE EIGHTH by the stockholders of the

Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

NINTH: The Corporation shall, to the maximum extent permitted from time to time under the laws of the State of Delaware, indemnify and hold harmless, and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation or while a director or officer is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against any and all expenses (including attorney's fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such rights are in addition to any similar rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this Article NINTH shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation (or any of its subsidiaries) to the Corporation or any of the Corporation's stockholders or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the bylaws of the Corporation.

* * * * *

THE UNDERSIGNED, being the incorporator for the purpose of forming a corporation pursuant to Chapter I, Title 8, of the Delaware Code, entitled "General Corporation Law of the State of Delaware," and the acts amendatory thereof and supplemental thereto, if any, makes and files this Certificate of Incorporation, hereby declaring and certifying that said instrument is her act and deed and that the facts stated herein are true, and accordingly executed this Certificate of Incorporation on May 25, 2021.

PHS Corporate Services, Inc.,
Incorporator

By: Dawn A. MacFarline
Name: Dawn A. MacFarline
Title: Secretary